UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mindbody, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

60255W105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W105

1.	Name of Reporting Persons Catalyst Investors QP II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

*  This Schedule 13G is filed by Catalyst Investors QP II, L.P. (“Fund QP II”), Catalyst Investors II, L.P. (“Fund II”), Catalyst Investors Partners II, L.P. (“CIP II”), Catalyst Investors Partners, L.L.C. (“CIP LLC”), (“Fund QP II, Fund II, CIP II, and CIP LLC, collectively being the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 60255W105

1.	Name of Reporting Persons Catalyst Investors II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

*    This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 60255W105

1.	Name of Reporting Persons Catalyst Investors Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

*    This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 60255W105

1.	Name of Reporting Persons Catalyst Investors Partners, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒*

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 0 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

*    This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 1.
	(a)	Name of Issuer Mindbody, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4051 Broad Street Suite 220 San Luis Obispo, CA 93401

Item 2.
	(a)	Name of Person Filing Catalyst Investors QP II, L.P. Catalyst Investors II, L.P. Catalyst Investors Partners II, L.P. Catalyst Investors Partners, L.L.C.
(b)

Address of Principal Business Office or, if none, Residence
The address for each of Catalyst Investors QP II, L.P., Catalyst Investors II, L.P., Catalyst Investors Partners II, L.P., and Catalyst Investors Partners, L.L.C., is 711 Fifth Avenue, Suite 600, New York, New York 10022.

	(c)	Citizenship All of the entities reporting on this Schedule 13G were organized in Delaware.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 60255W105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership

(a)                                 Amount beneficially owned as of December 31, 2016

Beneficial Owner	Shares	Percent of Class
Catalyst Investors QP II, L.P. (1)	0	0.0%
Catalyst Investors II, L.P. (1)	0	0.0%
Catalyst Investors Partners II, L.P. (1)	0	0.0%
Catalyst Investors Partners, L.L.C. (1)	0	0.0%

(b)                                 Number of shares as to which the person has:

(i)                                     Sole power to vote or to direct the vote

Catalyst Investors QP II, L.P.	0
Catalyst Investors II, L.P.	0
Catalyst Investors Partners II, L.P.	0
Catalyst Investors Partners, L.L.C.	0

(ii)                                  Shared power to vote or to direct the vote

Catalyst Investors QP II, L.P.	0
Catalyst Investors II, L.P.	0
Catalyst Investors Partners II, L.P.	0
Catalyst Investors Partners, L.L.C.	0

(iii)                               Sole power to dispose or to direct the disposition of

Catalyst Investors QP II, L.P.	0
Catalyst Investors II, L.P.	0
Catalyst Investors Partners II, L.P.	0
Catalyst Investors Partners, L.L.C.	0

(iv)                              Shared power to dispose or to direct the disposition of

Catalyst Investors QP II, L.P.	0
Catalyst Investors II, L.P.	0
Catalyst Investors Partners II, L.P.	0
Catalyst Investors Partners, L.L.C.	0

(1)  CIP II is the general partner of each of Fund QP II and Fund II (collectively, the “Catalyst Entities”), has voting and investment control over the shares owned by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities.  CIP II owns no securities of the Issuer directly.  CIP LLC is the general partner of CIP II, has voting and  dispositive power over the shares held by the Catalyst Entities and may be deemed to own beneficially the shares held by the Catalyst Entities.  CIP LLC owns no securities of the Issuer directly. The Managing Member may be deemed to own beneficially the shares held by the Catalyst Entities, and own no securities of the Issuer directly.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of a Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2017

CATALYST INVESTORS QP II, L.P.		CATALYST INVESTORS II, L.P.

By:	Catalyst Investors Partners II, L.P.	By:	Catalyst Investors Partners II, L.P.
Its:	General Partner	Its:	General Partner

By:	Catalyst Investors Partners, L.L.C.	By:	Catalyst Investors Partners, L.L.C.
Its:	General Partner	Its:	General Partner

By:	/s/ Brian A. Rich	By:	/s/ Brian A. Rich
	Name: Brian A. Rich		Name: Brian A. Rich
	Title: Managing Member		Title: Managing Member

CATALYST INVESTORS PARTNERS II, L.P.		CATALYST INVESTORS PARTNERS, L.L.C.

By:	Catalyst Investors Partners, L.L.C.	By:	/s/ Brian A. Rich
Its:	General Partner		Name: Brian A. Rich
Title: Managing Member
By:	/s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member

EXHIBITS

A:                                   Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Mindbody, Inc. and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February, 2017.

CATALYST INVESTORS QP II, L.P.		CATALYST INVESTORS II, L.P.

By:	Catalyst Investors Partners II, L.P.	By:	Catalyst Investors Partners II, L.P.
Its:	General Partner	Its:	General Partner

By:	Catalyst Investors Partners, L.L.C.	By:	Catalyst Investors Partners, L.L.C.
Its:	General Partner	Its:	General Partner

By:	/s/ Brian A. Rich	By:	/s/ Brian A. Rich
	Name: Brian A. Rich		Name: Brian A. Rich
	Title: Managing Member		Title: Managing Member

CATALYST INVESTORS PARTNERS II, L.P.		CATALYST INVESTORS PARTNERS, L.L.C.

By:	Catalyst Investors Partners, L.L.C.	By:	/s/ Brian A. Rich
Its:	General Partner		Name: Brian A. Rich
Title: Managing Member
By:	/s/ Brian A. Rich
Name: Brian A. Rich
Title: Managing Member